UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

     CDC Corporation (the “Company”) has been advised by The NASDAQ Stock Market
LLC (“NASDAQ”) that the current trading halt for its Class A common shares will be converted to a suspension today, October 28, 2011.  As a result, the
Company’s common shares will become eligible for trading in the over-the-counter market, and quotes will be eligible to be displayed on the OTC Pink Market under the new trading symbol CDCAQ (information regarding this market tier is available at www.otcmarkets.com). Notwithstanding NASDAQ's decision, the Company has requested a hearing before a NASDAQ Listing Qualifications Panel (the
“Panel”), at which it will request termination of the trading suspension and the reinstatement of trading. However, there can be no assurance that the Panel will grant the Company’s request for reinstatement of trading and continued listing on NASDAQ.

     As previously announced, the Company received a notice from the NASDAQ
Listing Qualifications Staff (the “Staff”) on October 5, 2011, which was later superseded by a letter, dated October 6, 2011, stating that the Staff had determined that the Company’s securities should be delisted from NASDAQ. The
Staff’s determination was based on the Company’s announcement on October 5, 2011 that it filed a voluntary petition in the United States Bankruptcy Court for the
Northern District of Georgia seeking relief under the provisions of Chapter 11 of the Bankruptcy Code.  It was also based on the fact that the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December
31, 2010, which was due by June 30, 2011.

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,”
“believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,”
“outlook,” or similar expressions; and (ii) any potential exception to the
NASDAQ Listing Rules that may be granted to the company by NASDAQ, the Company’s intention to submit a revised plan of compliance to NASDAQ, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control.
These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the possibility that
NASDAQ will not grant the Company an exception to the Listing Rules. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 28, 2011	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer